

July 20, 2012

<u>Via E-Mail</u>
Jonathan Oringer, Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

>   **Re: Shutterstock, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 29, 2012**
>   **File No. 333-181376**

Dear Mr. Oringer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated June 8, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary</u>

1.   We note your response to prior comment 2 regarding your claims as to your industry leadership and size. Please revise to clarify it is your belief that you are an "industry-leading global marketplace for commercial digital imagery." Also, please revise to clarify what you mean by "highest volume" and "largest," as they pertain to your site traffic, downloads, and library. Your response letter provides more detailed information such as number of images uploaded, average monthly unique visitors worldwide, average monthly page views, and also provides context in terms of when these measures were calculated.

2.   Please revise the prospectus summary to clarify that either substantially all or of your cash balance will be paid to LLC investors before the effective date and that you will

initially rely on funds obtained under a prospective line of credit and your offering proceeds to fund short-term capital needs of your operations. You should provide similar disclosure in your liquidity section of management's discussion and analysis to clarify that you plan to rely on borrowings to fund your short-term capital needs until you generate sufficient funds from operations to meet those requirements.

Risk Factors, page 13

3.   Your response to prior comment 8 indicates that you have tax compliance issues that relate to items "which represent less than 10% of the Company's total liabilities." Please advise us whether you believe these non-income tax issues may materially affect your liquidity or if they may require the use of offering proceeds.

Use of Proceeds, page 34

4.   Please revise to clarify the approximate amount of borrowings under the new line of credit as of the anticipated effective date. State the maturity date for those borrowing arrangements as well as the interest rate under the new line of credit.

Unaudited Pro Forma Consolidated Financial Statements, page 40

5.   We note your disclosure that the Pro form adjustments are based upon available information and certain assumptions that management believes are reasonable and factually supportable. Please tell us what consideration you also gave to whether the income statement adjustments are directly attributable to the transaction and expected to have a continuing impact, and whether the balance sheet adjustments are directly attributable to the transaction. We refer you Rule 11-02(b)(6)of Regulation S-X. Please revise your disclosures accordingly.

6.   We note your response to prior comment 17 that the adjustments described in notes (b), (c), and (i) comply with the requirements of Article 11 of Regulation S-X as they are factually supportable, directly attributable to the transaction and are expected to have a continuing impact on your results of operations. However, we note your disclosure on page 102 that with respect to the Profits Interest Grant and Repurchase Agreement with Mr. Semmelbauer, the profits interest vests as to one sixth of the interest on April 5, 2011, with the remaining five-sixths vesting in equal installments over the subsequent five year period, and that upon a change of control or qualified public offering, 50% of any unvested portion of the profits interest will immediately vest, with the remaining unvested portion converting to restricted stock and continuing to vest in accordance with the vesting schedule outlined above. Please tell us why you believe your adjustment

described in note (i) on page 44 is directly attributable to the transaction. That is, it appears that these awards would continue to vest in accordance with the vesting schedule outlined above absent a qualified public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics

Revenue per Download, page 52

7.   We note your disclosure that your fastest growing purchase options have been those that generate more revenue per download, most notably your On Demand purchase options, and due to this change in product mix, your revenue per download has increased steadily over the last three years. We further note your disclosure on page 51 that your cost of revenue is substantially similar for your On Demand and subscription-based options, and you don't believe shifts in the mix between On Demand or subscription-based purchase options will necessarily impact your operating margins. Please clarify why cost of revenues and gross margins are not impacted by increases in revenue per download. In this regard, it appears that the commissions you pay third parties are based on number of downloads, and therefore increases in revenues per download would result in increases in gross margin. Please clarify your disclosures accordingly.

Liquidity and Capital Resources, page 62

8.   Please revise your disclosure to include the most recent practicable information regarding borrowings under the new line of credit, including the significant terms, and to discuss any material changes that result from your reliance on borrowings as a significant source of cash assets for the funding of operations.

Critical Accounting Policies and Estimates

Equity-Based Compensation

Common Stock Valuations, page 67

9.   We note your response to prior comment 26. However, based on your disclosures on page 70, it appears that in determining the exercise price as of each grant date the Board took into account the fair value as determined by the most recent third party valuation, but also took into account certain events that took place during the period, such as introduction of new functionality, continued growth in your revenues and customer base, commencement

of discussions regarding an IPO, and the initial release of your first mobile applications, and as a result determined the exercise price to be greater than the fair market value as determined by the most recent third party valuation. It remains unclear why these factors were also not considered in determining the fair value of your shares as of each grant date. Please clarify and revise your disclosures accordingly.

10. Please clarify why you considered the fair value of your common stock to be $16.67 for options granted May 1-18, 2012 when the fair market value as determined by a third party valuation effective April 15, 2012 was $18.67.

11. When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

12. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Certain Relationships and Related Party Transactions, page 109

13. Please advise us whether the former executive officer described in your response to prior comment 40 was an executive officer in the last three completed fiscal years. If yes, please revise to describe the material terms and conditions of this former executive's Profit Interest Agreement. We refer you to Instruction 1 to Item 404 of Regulation S-K and Instruction 1 to Item 404(a).

Consolidated Financial Statements

Notes To Consolidated Financial Statements

(1)Summary of Operations and Significant Accounting Policies

Revenue Recognition, page F-10

14.   We note your response to prior comment 49 that you do not consider your purchase options to be multiple element arrangements because a customer cannot purchase these options within the same arrangement. Please clarify whether a customer can purchase an option together with your subscription or usage based plans and whether you consider these to be multiple element arrangements.

15.   We note your response to prior comment 48 and your revised disclosure on page F-12. Please clarify whether you recognize revenue upon sale to the reseller, or upon sale to the end users. Further, please clarify the activities you perform in providing the service and the activities the reseller performs in providing the service, and tell us what consideration you gave to the other factors outlined in ASC 605-45-45 in determining recognition of revenue on a net basis is appropriate.

(2)Unaudited Pro Forma Information, page F-18

16.   We note your response to prior comment 51 that Pro forma notes (a), (b), (c), (f), and (k) listed on pages 44 and 45 of the Amendment are included within the pro forma footnote in the Consolidated Financial Statements because they relate to conversion of securities that result in changes in the capital structure in connection with reorganization in accordance with FRM topic 3430. Please tell us why you consider the adjustments described in Pro forma notes (b), (c), and (k)(ii) and (iii) to result in changes to the capital structure. That is, tell us how these transactions represent changes in terms, or conversion, of outstanding securities.

17.   We note your disclosure in the fourth bullet point that pro forma information has been presented to give effect to "The payment of distributions in the amount of $ prior to the Reorganization as a result of distributions declared and paid in the latest twelve months exceeding earnings for this period." Please clarify how this payment is a result of distributions declared and paid in the latest twelve months exceeding earnings for the period.

18.   We note your response to prior comment 53. Once the dollar amounts are known and included in this footnote and other pro forma presentations we may have further comments.

(10) Value Appreciation Rights Plan, page F-28

19.   We note your disclosure in response to prior comment 57 that the unrecognized compensation charge at March 31, 2012 is $9.2 million. Please also disclose the amount of this unrecognized compensation expense that is vested as of this date and will be recognized upon effectiveness of an initial public offering.

(11) Common Member Ownership Subject to Put Feature, page F-29

20.   Please disclose the unrecognized compensation expense relating to this award as of March 31, 2012.

Indemnification of Directors and Officers, page II-1

21.   Please advise us whether your indemnification agreements are signed and executed or whether they will be prior to effectiveness. Please also advise us whether the form indemnification agreement to be filed as Exhibit 10.1 also covers your Fund Indemnitors. We refer you to Instruction 2 to Item 601 of Regulation S-K.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

                                          Sincerely,

                                          /s/ Craig Wilson for

                                          Mark P. Shuman
                                          Legal Branch Chief

cc: Via E-Mail
         David Ruff, Esq.

Orrick, Herrington & Sutcliffe LLP